FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Barry MacNeil, Chief Financial Officer and Corporate Secretary of Trans-Orient Petroleum Ltd., certify that:

1.
I have reviewed the annual filings (as this is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Trans- Orient Petroleum Ltd. (the issuer) for the six-month period ended April 30, 2005;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: June 28, 2005

“Barry MacNeil”

_____________________
Barry MacNeil
Chief Financial Officer/Corporate Secretary